EXHIBIT 99.1

Bezeq - The Israel Telecommunication Corp. Ltd. (the “Company”)

Immediate Report – Class Action against Pelephone

The Company today was notified by the subsidiary, Pelephone Communications Ltd. (“Pelephone”) of a claim together with a class action certification motion that had been filed against it with the District Court in Lod.

According to the claim, Pelephone was automatically and forcibly providing subscribers who had used up their prepaid monthly data allowance with an additional data allowance and charging subscribers for such addition without their prior consent. In this manner, the petitioner alleges that Pelephone is becoming unjustly enriched.

The petitioner seeks, for each subscriber who was charged for extra data allowance without their prior consent, compensation for monetary damage in the amount of approximately NIS 95 and compensation for non-monetary damage in the amount of NIS 200. The aggregate claim amount is estimated at NIS 295 million.

It is noted that a hearing on the class action certification motion against Pelephone in the same matter is pending in the Tel Aviv District Court (the “existing motion”). The amount sought in the existing motion is estimated at NIS 75 million. In light of the fact that a hearing is pending on the existing motion, Pelephone will move for the summary dismissal of the present motion.

The above summary constitutes a translated summary of Immediate Report published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.